

July 8, 2015

Via E-mail
Douglas A. Hamilton
President and Chief Executive Officer
MetaStat, Inc.
27 DryDock Ave, 2nd Floor
Boston, MA 02210

> **Re: MetaStat, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 24, 2015**
> **File No. 333-203361**

Dear Mr. Hamilton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2015 letter.

Certain Relationships and Related Transactions, and Director Independence, page 83

1.   Please address the first sentence of prior comment 1 as it applies to all of your disclosure in this section. For example, we note that the first two paragraphs of this section do not name the related person.

Selling Stockholders, page 84

2.   Please provide us support for your disclosure added in response to prior comment 2 that Alere Financial Partners LLC was a registered broker-dealer at the time it engaged in underwriting activities in connection with your securities offerings. In this regard, your disclosure that Alere is an LLC – a legal entity – appears to be inconsistent with your disclosure on page 3 that Alere is a division of Clancy Financial Services, Inc. Please advise.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David J. Levine, Esq.
                 Loeb & Loeb LLP